EXHIBIT 21.1

SUBSIDIARIES OF TITANIUM ASSET MANAGEMENT CORP.

Name	Jurisdiction of Incorporation or Organization	Name Under Which the Subsidiary does Business

Wood Asset Management, Inc.	Florida	Wood Asset Management, Inc.

Sovereign Holdings, LLC	North Carolina	Sovereign Advisors

National Investment Services, Inc.	Wisconsin	National Investment Services, Inc.

Boyd Watterson Asset Management, LLC	Ohio	Boyd Watterson Asset Management, LLC

Titanium Incentive Plan, LLC	Delaware	Titanium Incentive Plan, LLC